EXHIBIT 1

YEAR 2011 / 4th QUARTER

RESULTS OF OPERATIONS

OF GLOBAL SOURCES LTD.

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 40 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.

Our key business objective is to be the preferred provider of content, services and integrated marketing solutions that enable our customers to achieve a competitive advantage.

We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels – online marketplaces, magazines and trade shows.

We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

In April 2000, we completed a share exchange with a publicly-traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.

Business Strategy

Our primary target market is comprised of professional medium and large-sized buyers and suppliers. Moreover, our focus is on verified suppliers and verified buyers. Our business strategy is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.

The Global Sources growth strategy is built around the following four key foundations: further penetration of the market for our export promotion media; new product and market development; expansion into China’s domestic B2B market; and acquisitions, joint-ventures and alliances.

•	Market penetration. Our existing markets offer significant opportunities for further growth. Our objective is to grow our total number of customers and grow the overall level of suppliers’ usage of one or more of the media within our unique, multi-channel solution. We anticipate continued strength from our flagship site Global Sources Online – from our China Sourcing Fairs – and geographically from China.

•	New product and market development. Our plans include increasingly specialized online marketplaces, magazines and trade shows – entries into new geographies as well as entirely new media formats. Some of these initiatives are to augment our core export offering, while others are targeted at China’s domestic B2B market. For example, we are launching new China Sourcing Fairs in Brazil in 2012. Regarding new media formats, we continue to enhance our digital magazines and the Online Sourcing Fairs we launched during 2011.

•	Expansion in China’s domestic B2B market. We now have more than a dozen individual media properties serving this market including digital and print magazines, online sites and trade shows.

•	Acquisitions, joint ventures and/or alliances. We intend to support our strategy by looking for acquisitions and/or alliances that will enhance growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies and products that will help us maintain or achieve market leading positions in particular niche markets. In 2009, our joint venture subsidiary, eMedia Asia Limited, acquired the China International Optoelectronic Expo, and in 2011 eMedia acquired the online media and magazines of EDN China and EDN Asia. In March 2012, we acquired 80% interest in China (Shenzhen) International Brand Clothing & Accessories Fair in mainland China and we subscribed to an approximate 10% equity stake in Shooii Limited.

Revenue

We derive revenue from two principal sources:

Online and other media services; and Exhibitions, trade shows and seminars.

Online and other media services consists of following two primary revenue streams:

Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees and the digital magazines we launched in July 2010. In April 2011, we launched online sourcing fairs in conjunction with our China Sourcing Fairs exhibitions and the revenue generation from our online sourcing fairs commenced in the third quarter of 2011.

Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports. We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.

Exhibitions – trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers in China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we have held several China Sourcing Fairs events from 2004 to 2011. In 2007 we launched China Sourcing Fairs events in Dubai and Shanghai and we launched China Sourcing Fairs events in India in 2008. In September 2010 and 2011, we held the China International Optoelectronic Expo in Shenzhen, China. We also launched China Sourcing Fairs events in Johannesburg, South Africa and Singapore in the fourth quarter of 2010. We held our China Sourcing Fairs events in Hong Kong in second and fourth quarters of 2011 and held the Dubai event in the second quarter of 2011. We launched new China Sourcing Fairs events in Miami, USA in July 2011. We also held our International IC China Conferences and Exhibitions in Shenzhen, China in February 2011. We established a new division to develop domestic shows in China, under our new Global Sourcing Fairs brand and we held our Global Sourcing Fairs events in Shanghai, China in January 2011, in Shenzhen, China in September 2011 and in Shanghai, China in December 2011. We are also launching new China Sourcing Fairs events in Sao Paulo, Brazil in August 2012.

We derive revenue primarily from rental of exhibit space, and also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We recognize exhibitor services revenue at the completion of the related events. Our major China Sourcing Fairs in Hong Kong are scheduled to be held in the second quarter and fourth quarter of each financial year. As a result, second and fourth quarter revenues are expected to be higher than the first and third quarter revenue.

IFRS Reporting Commences First Quarter of 2011

The financial results discussed in this document are prepared under International Financial Reporting Standards (IFRS). We adopted IFRS with December 31, 2010 as our first IFRS reporting date. We presented our financial results in accordance with IFRS in our annual report on Form 20-F for the year ended December 31, 2010. Beginning with our first quarter ended March 31, 2011 and for all future reporting periods, we will report our financial results in accordance with IFRS in all financial communications including the reports to the Securities Exchange Commission of the United States and the comparative financial information for the respective quarters will be restated to reflect the date of transition to IFRS as of January 1, 2009.

Consolidated Results

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$36,863	$31,714	$141,475	$122,203
Exhibitions	35,475	29,896	77,973	69,450
Miscellaneous	1,669	1,399	5,617	4,996
	74,007	63,009	225,065	196,649
Operating Expenses:
Sales	26,305	23,407	81,363	71,923
Event production	11,273	8,299	24,637	21,875
Community and content	9,430	8,729	34,078	31,923
General and administrative	11,721	9,289	40,660	33,463
Information and technology	3,070	2,942	12,607	11,839
Total Operating Expenses	61,799	52,666	193,345	171,023
Profit from Operations	12,208	10,343	31,720	25,626
Net profit attributable to the Company’s shareholders	$11,889	$11,306	$29,476	$25,251
Diluted net profit per share attributable to the Company’s shareholders	$0.33	$0.32	$0.83	$0.61
Shares used in diluted net profit per share calculations	35,501,296	35,119,162	35,385,218	41,693,616

Note:    1.   Online and other media services consists of:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$30,466	$25,466	$117,946	$96,125
Print services	6,397	6,248	23,529	26,078
	$36,863	$31,714	$141,475	$122,203

The following table represents our revenue by geographical areas:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)

China	$59,623	$48,867	$177,563	$148,418
Rest of Asia	12,422	12,372	40,011	41,228
United States	1,630	1,469	6,455	5,947
Europe	234	151	695	382
Others	98	150	341	674
Total revenue	74,007	63,009	225,065	196,649

Revenue

Our total revenue grew by 17% to $74.0 million during the three months ended December 31, 2011 from $63.0 million during the three months ended December 31, 2010. China accounted for 81% of total revenue during the three months ended December 31, 2011 compared to 78% of total revenue during the three months ended December 31, 2010. Our Online and Other Media Services revenue grew by 16% from $31.7 million during the three months ended December 31, 2010 to $36.9 million during the three months ended December 31, 2011 resulting from a 21% growth in our Online and Other Media Services revenue in our China market and 11% growth in our US market, partially off-set by declines in our Hong Kong, Taiwan and other Asian markets. Our China market represented 78% of Online and Other Media Services revenue during the fourth quarter of 2011 compared to 74% during the fourth quarter of 2010. The growth in our Online and Other Media Services revenue resulted mainly from a 20% growth in our revenue relating to hosting online websites and digital magazines for our customers and a 2% growth in our print advertising revenue. Magazine advertising continues to be under pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue grew by 19% to $35.5 million during the three months ended December 31, 2011 compared to $29.9 million during the three months ended December 31, 2010. The growth in our exhibitions revenue resulted primarily from the growth in our China Sourcing Fairs events in Hong Kong and Johannesburg, South Africa, our Global Sourcing Fairs events in Shanghai, China and our re-scheduled China Sourcing Fairs events in Mumbai, India off-set partially by China Sourcing Fairs events in Singapore that we discontinued. During 2010, we held our China Sourcing Fairs events in Mumbai, India in the third quarter of 2010 and our Global Sourcing Fairs, Shanghai, China events were re-scheduled and were held in January 2011. China represented 84% of Exhibitions revenue for the three months ended December 31, 2011 compared to 81% for the three months ended December 31, 2010.

Total revenue grew by 14% to $225.1 million during the year ended December 31, 2011 from $196.6 million during the year ended December 31, 2010. Our Online and Other Media Services revenue grew by $19.3 million or 16% to $141.5 million for the year ended December 31, 2011, as compared with $122.2 million for the year ended December 31, 2010 primarily due to a 22% growth in our China market and a 11% growth in our US market, off-set by declines in our other markets. The growth in our Online and Other Media Services revenue resulted mainly from a 23% growth in our revenue from hosting online websites and digital magazines for our customers off-set partially by a 10% decline in print advertising. China represented 77% of Online and Other Media Services revenue for the year ended December 31, 2011 compared to 73% for the year ended December 31, 2010. Our Exhibitions revenue grew from $69.5 million for the year ended December 31, 2010 to $78.0 million for the year ended December 31, 2011, a growth of 12%, due mainly to increase in our booth yield for our China Sourcing Fairs events in Hong Kong and Johannesburg , South Africa, growth in our China International Optoelectronic Expo, our new China Sourcing Fairs events in Miami, USA that we launched in July 2011 and re-scheduling of our December 2010 Global Sourcing Fairs events in Shanghai to first quarter of 2011, off-set partially by declines in revenue from our International IC China Conferences and Exhibitions in China held in the first quarter of 2011 and our Dubai events in June 2011 and cancellation of our International IC China Conferences and Exhibitions fall 2011 events. China represented 83% of Exhibitions revenue for the year ended December 31, 2011 compared to 80% for the year ended December 31, 2010. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.

Total revenue from China grew by 20% during the year ended December 31, 2011 compared to the year ended December 31, 2010 although our total company revenue grew only by 14% during the period.

Operating expenses

Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.

Sales costs increased by 12% from $23.4 million during the three months ended December 31, 2010 to $26.3 million during the three months ended December 31, 2011. This was mainly due to a growth in sales commissions arising from a growth in revenue, increase in business tax expenses as a result of change in applicable business tax rates in China which was partly off-set by a reduction in sales marketing expenses.

Sales costs increased from $71.9 million during the year ended December 31, 2010 to $81.4 million during the year ended December 31, 2011, an increase of 13%. This was mainly due to an increase in sales commissions in turn due to increase in revenue, increase in sales marketing expenses and increase in business tax expenses as a result of change in applicable business tax rates in China.

Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

Event production costs increased from $8.3 million during the three months ended December 31, 2010 to $11.3 million during the three months ended December 31, 2011, an increase of 36%. This increase mainly arose as we held more exhibition events in the fourth quarter of 2011 compared to the fourth quarter of 2010 as well as an increase in number of booths sold for our China Sourcing Fairs events in Hong Kong and Johannesburg, South Africa in fourth quarter of 2011, offset partially by a reduction from the cancellation of our China Sourcing Fairs events in Singapore,

Event production costs increased from $21.9 million during the year ended December 31, 2010 to $24.6 million during the year ended December 31, 2011. This was mainly due to increase in event organizing costs as we held more exhibition events in 2011 compared to 2010 as well as an increase in number of booths sold for our China International Optoelectronic Expo, China Sourcing Fairs in Hong Kong and South Africa, offset by a reduction from the cancellation of our International IC China Conferences and Exhibitions Fall 2011 events and China Sourcing Fairs events in Singapore.

Community and Content. Community and content costs consist of the costs incurred for servicing our buyer community, for marketing our products and services to the global buyer community and our content management services costs for our print publications business and online services business. Community and content costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation and magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed as incurred.

Community and content costs increased by 8% from $8.7 million during the three months ended December 31, 2010 to $9.4 million during the three months ended December 31, 2011 due mainly to community and content costs of our newly acquired EDN Asia and EDN China business and increases in payroll costs, fees paid to third party service providers and our content management services costs.

Community and content costs increased from $31.9 million during the year ended December 31, 2010 to $34.1 million during the year ended December 31, 2011, an increase of 7%. This increase was due mainly to community and content costs of our newly acquired EDN Asia and EDN China business and increases in our content management services costs, promotion costs of our exhibition events, fees paid to third party service providers, off-set partially by a 12% decline in bulk circulation costs and other declines in paper cost. We also reduced our participation in third party trade shows in efforts to reduce our costs.

General and Administrative. General and administrative costs consist mainly of corporate staff compensation, marketing costs, office rental, depreciation, communications and travel costs, foreign exchange gains/losses, amortization of software and intangible assets and goodwill impairment loss (described in the following paragraphs).

We have issued share awards under two equity compensation plans (“ECP”) to former employees, consultants and employees of third party service providers after they were resigned or retired from their respective employment or consultancy service. Under these two plans, the share grants vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the plan. The Company has the ability to enforce the non-compete agreement by forfeiting the unvested shares if the grantee fails to comply with the non-compete terms. There is no vesting condition other than the non-compete terms. We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-compete period specified in the award on a straight-line basis. The amortization expense relating to these intangible assets is included in the general and administrative costs.

In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”), acquired the entire issued share capital of eMedia South China Limited which holds a 70% equity interest in Shenzhen Herong GS Exhibition Co., Ltd. for a total purchase consideration of $6.8 million. We accounted for this acquisition as a business combination. We recorded the acquired intangible assets at fair value of $5.8 million and goodwill of $2.5 million in connection with this acquisition. A majority of amortizable intangible assets have useful lives of 14 years and the others less than one year. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. There was no impairment to goodwill during the quarter based on our assessment.

On April 2, 2011, our subsidiary, eMedia Asia Limited acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as “Canon Communications Asia Pte Ltd”) and Beijing EDN Advertising Production Co., Ltd (formerly known as “Beijing Reed Advertising Services Co., Ltd.”) which together own EDN China, EDN Asia and certain other associated publication titles and websites from Canon Communications LLC, a subsidiary of United Business Media Limited, for a cash consideration of approximately $4.1 million. During the three months ended December 31, 2011, we completed the purchase price allocation and recorded the acquired intangible assets at fair value of $1.6 million and the related deferred tax liabilities of $0.4 million and goodwill of $2.0 million in connection with this acquisition. A majority of amortizable intangible assets have useful lives of 6 years and the others one year. The amortization expense relating to these acquired intangible assets is included in the general and administrative costs. Subsequent to the acquisition, during the year 2011 management had restructured the operations of the acquired business and discontinued some of the print editions of EDN Asia Publication. We performed an impairment review as at December 31, 2011 which revealed a shortfall in the future cash flows to support the recoverability of the EDN business. The cashflow projections used by us was based on the detailed financial and operating plans of the acquired business, which took into consideration the results of the post-acquisition review and the more than anticipated softening of the print advertising market since the acquisition date. Accordingly, an impairment of $0.7 million to goodwill was recorded under general and administration costs in the consolidated income statement during the three months ended December 31, 2011.

General and administrative costs increased by 26% from $9.3 million during the three months ended December 31, 2010 to $11.7 million during the three months ended December 31, 2011, due mainly to increases in marketing expenses, payroll costs, travel costs, depreciation cost attached with the new acquisition of the Shanghai property in the fourth quarter of 2011, fees paid to third party consultants, non-cash share based compensation expenses and a one-time impairment loss to goodwill relating to EDN Asia and EDN China business discussed in the foregoing paragraph.

General and administrative costs increased by 21% from $33.5 million during the year ended December 31, 2010 to $40.7 million during the year ended December 31, 2011, due mainly to increases in marketing costs, payroll costs, fees paid to third party consultants, an impairment loss to goodwill, depreciation cost and exchange loss attached with the acquisition of the new Shanghai property in four quarter of 2011, non-cash share based compensation expenses, amortization expenses and a one-time impairment loss to goodwill for newly acquired intangible assets relating to EDN Asia and EDN China business.

Information and Technology. Information and technology costs consist mainly of payroll, office rental, depreciation costs and fees paid to third parties relating to our information and technology support services and the updating and maintenance of Global Sources Online. Information and technology costs increased by 7% from $2.9 million during the three months ended December 31, 2010 to $3.1 million during the three months ended December 31, 2011 due mainly to increases in payroll costs, depreciation costs and fees paid to third party consultants off-set partially by a decline in internet and website hosting costs.

Information and technology costs increased by 7% from $11.8 million during the year ended December 31, 2010 to $12.6 million during the year ended December 31, 2011 due mainly to increases in payroll costs, depreciation costs and fees paid to third party consultants off-set partially by a decline in internet and website hosting costs.

Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to consultants and to employees of third party service providers. We also recognize non-cash compensation expenses relating to the share awards granted to our directors under The Global Sources Directors Share Grant Award Plan.

The share grants to employees and non-employees vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the awardees who received the share grants must continue to provide the services during the vesting period. The awardees will receive the shares on the respective vesting dates if they continue to render services to the Company. If an awardee ceases to provide services, any shares that have not vested are forfeited.

Persons eligible to receive grants under the Global Sources Directors Share Grant Award Plan are the directors of the Company. Share grants to directors will be vested at the end of four years or in accordance with such other vesting schedule as may be determined by the Plan Committee.

The Company accelerates the vesting of share grants in the event of death of an awardee or if the Company is in liquidation or in certain cases, if there is a takeover or a change of control of the Company.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2011 and during the three months ended December 31, 2010 were $0.8 million and $0.3 million respectively.

The total non-cash compensation expenses, resulting from ECP and The Global Sources Directors Share Grant Award Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2011 and during the year ended December 31, 2010 were $2.8 million and $2.2 million respectively.

The corresponding amounts for the non-cash compensation expenses were credited to shareholders’ equity.

Profit From Operations. The total profit from operations during the three months ended December 31, 2011 was $12.2 million as compared to $10.3 million during the three months ended December 31, 2010. The growth in total profit from operations resulted mainly from increase in revenue off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs and information and technology costs.

The total profit from operations during the year ended December 31, 2011 was $31.7 million as compared to $25.6 million during the year ended December 31, 2010. The growth in total profit from operations resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs and information and technology costs.

Interest income. We recorded interest income of $0.2 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the three months ended December 31, 2011 compared to an interest income of $0.09 million during the three months ended December 31, 2010. The growth in interest income was mainly due to higher yield on the term deposits with the banks during the three months ended December 31, 2011.

We recorded interest income of $0.4 million arising mainly from U.S. Treasury securities and term deposits placed with banks during the year ended December 31, 2011 compared to an interest income of $0.5 million during the year ended December 31, 2010. The decline in interest income was mainly due to lower yield on the term deposits with the banks during the first half of 2011 as well as a decline in our cash and bank balances as a result of our property purchase in Shanghai, China in the third quarter of 2011 and our share repurchase through tender offer that we completed in the third quarter of 2010.

Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.

We reported a tax provision of $0.5 million during the three months ended December 31, 2011 and $0.5 million during the three months ended December 31, 2010.

We reported a tax provision of $1.6 million during the year ended December 31, 2011 and $1.1 million during the year ended December 31, 2010.

Net profit attributable to the Company. Net profit attributable to the company grew from $11.3 million during the three months ended December 31, 2010 to $11.9 million during the three months ended December 31, 2011. The growth in net profit attributable to the Company resulted mainly from growth in revenue off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs, information and technology costs and in addition, there was a gain on sale of available-for-sale securities of $1.2 million recorded during the three months ended December 31, 2010 while there was no similar gain recorded in the three months ended December 31, 2011.

Net profit attributable to the company grew from $25.3 million during the year ended December 31, 2010 to $29.5 million during the year ended December 31, 2011. The growth in net profit attributable to the Company resulted mainly from growth in revenue, off-set partially by increases in sales costs, event production costs, community and content costs, general and administrative costs, information and technology costs, and decline in interest income and in addition, there was a gain on sale of available-for-sale securities of $1.2 million recorded during the year ended December 31, 2010 while there was no similar gain recorded in the year 2011.

Diluted Net profit Per Share. The diluted net profit per share attributable to the Company’s shareholders increased from $0.32 for the three months ended December 31, 2010 to $0.33 for the three months ended December 31, 2011. The number of shares used for the computation of net profit per share increased from 35.1 million to 35.5 million.

The diluted net profit per share attributable to the Company’s shareholders increased from $0.61 for the year ended December 31, 2010 to $0.83 for the year ended December 31, 2011. The number of shares used for the computation of net profit per share decreased from 41.7 million to 35.4 million as we repurchased our shares through tender offer in the third quarter of 2010.

Liquidity and Capital Resources

We financed our activities for the year ended December 31, 2011 using cash generated from our operations and we had no bank debt as at December 31, 2011.

Net cash generated from operating activities was $55.2 million during the year ended December 31, 2011, compared to $46.9 million cash generated from operating activities during the year ended December 31, 2010. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

Receivables from sales representative organizations declined from $8.2 million as of December 31, 2010 to $6.5 million as of December 31, 2011 as our sales representatives transferred the collections to our bank accounts. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.

In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong SAR. In the third quarter of 2011, we purchased office space of approximately 6,668 square meters in a commercial building in Shanghai, China at a purchase price of approximately $52.7 million, to support our continued business expansion in China. The payments for this acquisition were funded from our internal cash resources. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. As at December 31, 2011, the usage of the office space was reviewed and based on the Company’s intention; the portion of the properties with net book value amounting to $75.4 million that is designated to generate rental income in the short to medium term has been re-classified as Investment Properties. The total net book value of these four office properties including the portion classified as investment property and the portion classified under Property and Equipment as of December 31, 2011 and as of December 31, 2010 was $124.5 million and $71.5 million respectively. The total market value of these office properties as of December 31, 2011 and 2010 were $209.8 million and $136.4 million respectively based on independent valuation reports prepared by Savills Valuation and Professional Services Limited, Hong Kong. There was no impairment to any of our properties as of December 31, 2011 and as of December 31, 2010. We did not record the market valuation gains as we record our property and equipment and investment properties at cost less the accumulated depreciation.

Advance payments received from customers were $110.1 million as of December 31, 2011, compared to $97.3 million as at December 31, 2010, which improved our liquidity. The majority of our customers in China pay us in advance for our Online and Other Media Services business. The majority of our Exhibitions business collections are advance payments.

We continuously monitor collections from our customers and maintain an adequate provision for impairment of receivables. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional provisions may be required in future.

We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. We invest excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to generate interest income. The market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2011 were $13.3 million and $59.1 million, respectively compared to the market values of U.S. Treasury Bills and term deposits with banks as at December 31, 2010 of $59.3 million and $17.6 million, respectively. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.

We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2011, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2011, such guarantee amounted to $0.003 million.

We did not recognize deferred income tax assets of $9.3 million in respect of losses as at December 31, 2011 that can be carried forward against future taxable income as the realization of the related tax benefit through future taxable profits is not probable.

During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years, and in January 2011, we signed supplemental agreements for additional space, increasing the total amount to $44.5 million. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. In May 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $16.7 million in payments over five years. Again, in December 2010, we entered into a number of venue license agreements for our exhibition events amounting to a gross value of approximately $3.3 million in payments over four years. The agreements are cancelable under force majeure or other specified conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2011, we have paid approximately $37.9 million under these agreements.

As approved by our board of directors, in August 2010 we repurchased through a tender offer 11,121,000 of our common shares at purchase price of $9.00 per share and paid a total of $100.089 million in purchase consideration to the tendering shareholders. We are holding the repurchased shares as treasury shares.

On February 4, 2008, our board of directors authorized a program to buy back up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2011, we have not bought back any of our shares under this program.

On April 2, 2011, our subsidiary, eMedia Asia Limited in which the Company owns 60.1% equity interest, acquired 100% interest in EDN Asia Advertising Pte Ltd (formerly known as Canon Communications Asia Pte Ltd) and Beijing EDN Advertising Production Co., Ltd. (formerly known as Beijing Reed Advertising Services Co., Ltd.), which together own EDN China, EDN Asia and certain other associated publication titles and websites, from Canon Communications LLC, a subsidiary of United Business Media Limited, for a consideration of approximately $4.1 million. Accumulated acquisition related costs of approximately $0.31 million were incurred during 2010 and 2011. The acquisition costs have been expensed under general and administrative expenses in the consolidated income statements.

With the acquisition of EDN China and EDN Asia, eMedia Asia Limited further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers in Asia and throughout China. We accounted for this acquisition as a business combination. We paid a total purchase consideration of $4.1 million. The purchase price allocation was completed in the fourth quarter of 2011 and we recorded the acquired intangible assets of $1.6 million and the related deferred tax liabilities of $0.4 million and goodwill of $2.0 million in connection with this acquisition. A majority of the intangible assets have useful lives of 6 years and the others of twelve months. The amortization expense relating to these acquired intangible assets of $0.35 million was included in the general and administrative costs in the consolidated income statement for the year ended December 31, 2011. Correspondingly, we recorded $0.07 million credit to income tax expense, in relation to the deferred tax liabilities arising from these intangible assets in the consolidated income statement for the year ended December 31, 2011. The acquired entities are being consolidated with effect from the date of acquisition. As explained in the paragraphs on general and administrative costs, we recorded an impairment loss to goodwill of $0.7 million during the three months and year ended December 31, 2011.

Subsequent to the year end, during the first quarter of 2012, we acquired 80% interest in Haoji Group Limited which, through a subsidiary incorporated in Hong Kong, owns 100% of Huanyu Shishang Exhibition (Shenzhen) Co., Ltd, a company incorporated in China, that organizes and hosts the China (Shenzhen) International Brand Clothing & Accessories Fair (SZIC), one of the largest fashion shows in Asia, for a total consideration of up to approximately $17.3 million, comprising an initial cash consideration of up to approximately $13.0 million that was paid upon completion of the transaction, and another additional cash consideration of up to approximately $4.3 million that is payable upon certain performance related conditions being fulfilled. SZIC is held annually in Shenzhen, one of the major cities in garment designing and manufacturing in China. Started in 2001, the show has continually grown and developed each year. The 2012 show is scheduled to be held in July 2012. The apparel industry in China is moving from pure manufacturing to design and innovation, driving Chinese brands to become more well-known and prestigious, ultimately accelerating China’s domestic demand. With SZIC’s dominant presence in the expanding fashion industry combined with Global Sources’ established global presence and strong network in China, this investment positions us to take advantage of this emerging opportunity. The acquisition costs relating to this acquisition are estimated to be $0.35 million, of which $0.05 million was expensed in year ended December 31, 2011 under the general and administrative expenses in the consolidated income statement. We will record this acquisition as a business combination. Details of the fair value of assets acquired and liabilities assumed, the amount of goodwill to be recorded and the effect on the cash flows for the Group are not disclosed, as the accounting for this acquisition is still in progress. The acquired entities will be consolidated with effect from the date of acquisition.

During the first quarter of 2012, we subscribed to an approximate 10% of equity interest in Shooii Limited, an Australian start-up company, which will operate an online retail platform for footwear for approximately $0.3 million.

We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.

Recent Accounting Pronouncements

The following recent accounting pronouncements that are applicable to us in 2011 but do not have a material effect on our results of operations and financial condition:

(i)	Revised IAS 24 (revised), “Related party disclosures”.
(ii)	IFRIC 14, ‘Prepayments of a minimum funding requirement’
(iii)	Improvements to IFRSs 2010 (annual improvements project)

We are still evaluating the impact on our results of operations and financial condition of the following recent accounting pronouncements that are applicable for accounting periods beginning January 1, 2013:

(i)	IFRS 9, “Financial instruments”
(ii)	IFRS 10, ‘Consolidated financial statements’
(iii)	IFRS 11, ‘Joint arrangements’
(iv)	IFRS 12, ‘Disclosures of interests in other entities’
(v)	IFRS 13, ‘Fair value measurement’
(vi)	Amendment to IAS 1, ‘Financial statement presentation’ on other comprehensive income (OCI)
(vii)	IAS 19 (revised), ‘Employee benefits’
(viii)	IAS 27 (revised), ‘Separate financial statements’
(ix)	IAS 28 (revised), ‘Investments in associates and joint ventures’
(x)	Amendments to IFRS 7, ‘Disclosures – Transfer of financial assets’

Revised IAS 24 (revised), “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures”, issued in 2003. IAS 24 (Revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. We adopted the revised standard from January 1, 2011. The adoption of this revised standard is not expected to have any impact on our consolidated financial statements.

IFRS 9, “Financial instruments”, issued in November 2009. This standard is the first step in the process to replace IAS 39, “Financial instruments” recognition and measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. We have yet to assess IFRS 9’s full impact. However, initial indications are that it may affect our accounting for debt available-for-sale financial assets, as IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.

IFRS 10, ‘Consolidated financial statements’, replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation – Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11, ‘Joint arrangements’, replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12, ‘Disclosures of interests in other entities’, sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

IFRS 13, ‘Fair value measurement’, defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Amendment to IAS 1, ‘Financial statement presentation’ on other comprehensive income (OCI), was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 19 (revised), ‘Employee benefits’, has been amended to make fundamental improvements to recognition, presentation and disclosures for defined benefit plans.

•	‘Net interest income (expense)’ on the net pension asset (obligation) replaces expected return on assets and interest on the obligation; retains flexibility to present in operating profit or finance costs;

•	Actuarial gains and losses (remeasurements) to be recognized immediately in other comprehensive income, eliminating ‘corridor’ deferral option;

•	Simpler treatment of plan changes: past service costs to be recognized immediately whether vested or not; no difference in treatment from curtailments and settlements;

•	Clarification on treatment of plan expenses; and

•	Additional disclosures regarding amounts recognized as well as the characteristics and risks of benefit plans.

IAS 27 (revised), ‘Separate financial statements’, has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.

IAS 28 (revised), ‘Investments in associates and joint ventures’, has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11; requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Qualitative and Quantitative Disclosures about Market Risk

During the year ended December 31, 2011 and the year ended December 31, 2010, we have not engaged in foreign currency hedging activities.

In the year ended December 31, 2011 and the year ended December 31, 2010, we derived more than 95% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements

Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.